UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

AMENDMENT NO. 2*

Under the Securities Exchange Act of 1934

Next Meats Holdings, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
65345L 100

(CUSIP Number)
3F 1-16-13 Ebisu Minami Shibuya-ku, Tokyo Japan Phone: +81 90-6002-4978

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345L 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Next Meats Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [3]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 0 [1,2,3]
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 0 [1,2,3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1,2,3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[1,2,3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

On November 18, 2020 Next Meats Co., Ltd. purchased 35,000,000 shares of restricted common stock from Flint Consulting Services, LLC.

On January 28, 2021, our majority shareholder, Next Meats Co., Ltd., along with our Board of Directors took action to ratify, affirm, and approve the issuance of 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company.

Following the aforementioned events, Next Meats Co., Ltd. owned and controlled 487,352,298 shares of restricted common stock representing 97.47% of our common stock issued and outstanding at the time.

2.	Based on 501,153,186 shares of common stock, par value $0.001 per share, outstanding as of January 12, 2022.
3.

On June 9, 2021, Next Meats Holdings, Inc. entered into a “Share Cancellation and Exchange Agreement” (referred to herein as “the Agreement”) with Next Meats Co., Ltd.

Next Meats Co., Ltd. is referred to herein as “NMCO”, and Next Meats Holdings, Inc. is referred to herein as “the Company”, and or “NXMH”. The shareholders of Next Meats Co., Ltd., prior to effectiveness of the aforementioned agreement, are referred to herein as “NMCO shareholders”.

Pursuant to the Agreement, and at the Effective Time of the Agreement, which is December 16, 2021, NXMH acquired NMCO resulting in NMCO as a wholly owned subsidiary of NXMH. Immediately prior to the effective time, each NMCO shareholder canceled and exchanged their percentile share interest in NMCO for an equivalent percentile share interest in NXMH. The cancellation and exchange was conducted and equivalent pursuant to each NMCO shareholder’s pro rata percentage of NMCO ‘s ownership. Additional information regarding the December 16, 2021 transaction can be viewed in the Form 8-K filed by NXMH on December 16, 2021. This transaction is not deemed to be a purchase or sale of securities.

CUSIP No. 65345L 100	SCHEDULE 13D

 SCHEDULE 13D

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed on March 29, 2021 with the Securities and Exchange Commission (the “Commission”) by Next Meats Co., Ltd, Koichi Ishizuka, Ryo Shirai, Hideyuki Sasaki, and White Knight Co., Ltd. This Amendment No. 2 is being filed on behalf of Next Meats Co., Ltd., as a result of a Share Cancellation and Exchange Agreement which resulted in, on December 16, 2021, NMCO cancelling its shares held in Next Meats Holdings, Inc., Next Meats Holdings, Inc. acquiring 100% equity ownership of NMCO, and immediately prior to the effective time, each NMCO shareholder cancelled and exchanged their percentile share interest in NMCO for an equivalent percentile share interest in NXMH. The cancellation and exchange was conducted and equivalent pursuant to each NMCO shareholder’s pro rata percentage of NMCO’s ownership. As a result, Koichi Ishizuka, White Knight Co., Ltd., Ryo Shirai and Hideyuki Sasaki, all individually own shares of NXMH, which shall be reported separately, and are collectively the majority shareholders of NXMH.

Prior to the December 16, 2021 share cancellation and exchange agreement, Next Meats Co., Ltd.’s majority shareholders were comprised of Koichi Ishizuka, White Knight Co., Ltd., Ryo Shirai and Hideyuki Sasaki. Currently, Next Meats Co., Ltd. is owned and controlled entirely by Next Meats Holdings, Inc. Additional information regarding the December 16, 2021 transaction can be viewed in the Form 8-K filed by NXMH on December 16, 2021.

Except as otherwise specified in this Amendment No. 2, all previous items are unchanged. Defined terms used herein but not otherwise defined have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer.

This Amendment No. 2 relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Next Meats Holdings, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 3F 1-16-13 Ebisu Minami Shibuya-ku,Tokyo Japan 150-0022.

Item 2.  Identity and Background.

(a)	This Amendment No. 2 is being filed by (i) Next Meats Co., Ltd., a Japan company (“NMCO”).

(b)	The address of the business office for the Reporting Persons is 3F 1-16-13 Ebisu Minami Shibuya-ku,Tokyo Japan 150-0022.
(c)	The principal business of NMCO is to operate as an artificial meat company.
(d)	During the last five (5) years, the Reporting Persons has not been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, the Reporting Persons has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	NMCO is a Japanese Company.

Item 3.  Source or Amount of Funds or Other Consideration.

NMCO purchased 35,000,000 shares of Common Stock (the “Shares”) from Flint Consulting Services, LLC (“FLINT”) on November 18, 2020 for consideration of three hundred and twenty-five thousand dollars ($325,000) pursuant to a Share Purchase Agreement dated November 17, 2020 (the “Agreement”), by and among FLINT, the Company, and NMCO. NMCO used affiliate funds to acquire the Shares.

On January 28, 2021 Next Meats Holdings, Inc. issued 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company at par value ($0.001). No monies were paid for the shares.

On June 9, 2021 Next Meats Holdings, Inc. entered into a “Share Cancellation and Exchange Agreement” (referred to herein as “the Agreement”) with Next Meats Co., Ltd. NMCO agreed to cancel its equity ownership of NXMH, NXMH acquired 100% equity interest of NMCO, and NMCO’s shareholders were issued equity in NXMH based on their pro-rata ownership of NMCO. This agreement was effective on December 16, 2021. This transaction was not deemed to be a purchase or sale of securities. The aforementioned parties intend that the reorganization contemplated by the aforementioned Agreement shall constitute a tax-free organization pursuant to Section 368(a)(1) of the Internal Revenue Code.

Item 4.  Purpose of Transaction.

Pursuant to the Share Purchase Agreement, on November 18, 2020, FLINT sold the Shares, representing approximately 73.46 percent of the Company’s issued and outstanding shares of Common Stock (at the time of sale), to NMCO, and NMCO paid to FLINT consideration of three hundred twenty-five thousand dollars ($325,000). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with NMCO becoming the Company’s largest controlling stockholder. Pursuant to the Agreement, on November 18, 2020, Mr. Paul Moody resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. Moody’s resignation as a Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. On the same date, Mr. Ryo Shirai was appointed as the Chief Executive Officer and Director. Mr. Hideyuki Sasaki was appointed as Chief Operating Officer and Director. Mr. Koichi Ishizuka was appointed as Chief Financial Officer and Director. The appointments of Mr. Shirai, Mr. Hideyuki and Mr. Ishizuka as Directors of the Company are to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. The purpose of the acquisition of the Shares was to acquire control of the Company, which at that time was, and on the date hereof is, a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. The Reporting Persons are exploring various business opportunities with respect to the Company.

On January 28, 2021 Next Meats Holdings, Inc. issued 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company at par value ($0.001). No monies were paid for the shares.

On June 9, 2021 Next Meats Holdings, Inc. entered into a “Share Cancellation and Exchange Agreement” (referred to herein as “the Agreement”) with Next Meats Co., Ltd.

Next Meats Co., Ltd. is referred to herein as “NMCO”, and Next Meats Holdings, Inc., is referred to herein as “the Company”, and or “NXMH”. The shareholders of Next Meats Co., Ltd., prior to effectiveness of the aforementioned agreement, are referred to herein as “NMCO shareholders”.

Pursuant to the Agreement, and at the Effective Time of the Agreement, which is December 16, 2021, NXMH acquired NMCO resulting in NMCO as a wholly owned subsidiary of NXMH.  Immediately prior to the effective time, each NMCO shareholder cancelled and exchanged their percentile share interest in NMCO for an equivalent percentile share interest in NXMH. The cancellation and exchange was conducted and equivalent pursuant to each NMCO shareholder’s pro rata percentage ownership of NMCO. At the Effective Time, NMCO issued NXMH 1,000 shares of its common stock to NXMH resulting in NMCO as a wholly owned subsidiary of NXMH. This transaction was not deemed to be a purchase or sale of securities. The aforementioned parties intend that the reorganization contemplated by the aforementioned Agreement shall constitute a tax-free organization pursuant to Section 368(a)(1) of the Internal Revenue Code.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by the Reporting Person is based on 501,153,186 shares of Common Stock issued and outstanding as of January 12, 2022.

(A)	NMCO
a.	Aggregate number of shares beneficially owned: 0

Percentage: 0%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 0

c.	NMCO has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Share Purchase Agreement between Next Meats Holdings, Inc., FKA “Turnkey Solutions, Inc.”, Flint Consulting Services, LLC, and Next Meats Co., Ltd dated February 17, 2020, incorporated by reference to Exhibit 10.1 to Next Meats Holding’s, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2020.

2	Share Cancellation and Exchange Agreement, incorporated by reference to Exhibit 10.1 to Next Meats Holding’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2021.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: January 12, 2022	Next Meats Co., Ltd. By: /s/ Hideyuki Sasaki Name: Hideykui Sasaki Title: Chief Executive Officer